UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*
                                Final Amendment


                                    FAO, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30240S 60 0
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Kenneth J. Abdalla
                            c/o Athanor Holdings, LLC
                              9130 Sunset Boulevard
                          Los Angeles, California 90069
                                 (310) 789-7215

                                 with a copy to:

                                  Marshall Senk
                                  P.O. Box 824
                        Corona del Mar, California 92625
                                 (949) 759-5585
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 7, 2003
 ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30240S 60 0                                         13D
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Athanor Holdings, LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                             7.       SOLE VOTING POWER
            NUMBER OF                                 106,597(*)
             SHARES                          -----------------------------------
          BENEFICIALLY                       8.       SHARED VOTING POWER
            OWNED BY                                  -0-
              EACH                           -----------------------------------
           REPORTING                          9.       SOLE DISPOSITIVE POWER
          PERSON WITH                                  106,597(*)
                                             -----------------------------------
                                             10.      SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,597(*)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [ ]*
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------

* Power is exercised through the managing members of Athanor Holdings, LLC. The managing members are Kenneth J. Abdalla and Vincent C. Smith.

CUSIP NO. 30240S 60 0                                         13D
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Kenneth J. Abdalla
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                             7.       SOLE VOTING POWER
             NUMBER OF                                -0-
              SHARES                         -----------------------------------
           BENEFICIALLY                      8.       SHARED VOTING POWER
             OWNED BY                                  106,597(*)
               EACH                          -----------------------------------
            REPORTING                        9.       SOLE DISPOSITIVE POWER
           PERSON WITH                                 37
                                             -----------------------------------
                                             10.      SHARED DISPOSITIVE POWER
                                                      28,223(*)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,597(*)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

* Solely in his capacity as managing member of Athanor Holdings, LLC.

CUSIP NO. 30240S 60 0                                         13D
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Vincent C. Smith
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                             7.       SOLE VOTING POWER
             NUMBER OF                                -0-
              SHARES                         -----------------------------------
           BENEFICIALLY                      8.       SHARED VOTING POWER
             OWNED BY                                  106,597(*)
               EACH                          -----------------------------------
            REPORTING                        9.       SOLE DISPOSITIVE POWER
           PERSON WITH                                 78,337
                                             -----------------------------------
                                             10.      SHARED DISPOSITIVE POWER
                                                      28,223(*)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,597(*)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

* Solely in his capacity as managing member of Athanor Holdings, LLC.

         This Amendment No. 4 amends, and constitutes the final amendment of, the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 18, 2001 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2002, Amendment No. 2 thereto filed with the SEC on May 20, 2003 and Amendment No. 3 thereto filed with the SEC on May 30, 2003. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original
Schedule 13D, as amend.

Item 5.           Interest in Securities of the Issuer

         Item 5 is hereby amended and supplemented as follows:

          (a), (b)

         Athanor

         As a result of the transactions reported in Item 5(c), Athanor has sole voting and investment power with respect to 106,597 shares of Common Stock, or approximately 2.1% of the 5,152,775 shares of Common Stock outstanding as of September 12, 2003, as reported in the Issuer's most recent Quarterly Report on Form 10-Q.

         Kenneth J. Abdalla

         Mr. Abdalla shares, solely in his capacity as a managing member of Athanor, with Mr. Smith investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Abdalla has sole investment power with respect to 37 shares of Common Stock owned by Athanor.

         Vincent J. Smith

         Mr. Smith shares, solely in his capacity as a managing member of Athanor, with Mr. Abdalla investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Smith has sole investment power with respect to 78,337 shares of Common Stock owned by Athanor.

          (c) Athanor sold 300,300 shares of Common Stock in open market transactions set forth in Exhibit A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2003

                                            ATHANOR HOLDINGS, LLC


                                            By:      /s/ Vincent C. Smith
                                                    ---------------------
                                                     Vincent C. Smith
                                                     Managing Member



                                                     /s/ Vincent C. Smith
                                                    ---------------------
                                                     VINCENT C. SMITH

                                                                       EXHIBIT A

Date                          Number of Shares                Price Per Share
----                          ----------------                ---------------


11/5/2003                          15,900                          4.50000
11/5/2003                           5,000                          4.50120
11/5/2003                           2,500                          4.51000
11/5/2003                           2,000                          4.55000
11/5/2003                           1,000                          4.56400
11/5/2003                             800                          4.57000
11/5/2003                             500                          4.58000
11/5/2003                           1,200                          4.59000
11/5/2003                           2,300                          4.60000
11/5/2003                           1,500                          4.61000
11/5/2003                           5,300                          4.62000
11/5/2003                           1,600                          4.63000
11/5/2003                           7,400                          4.64000
11/5/2003                             500                          4.65000
11/5/2003                             500                          4.67000
11/6/2003                           2,000                          4.55000
11/6/2003                             300                          4.58000
11/7/2003                           9,000                          1.67578
11/7/2003                          14,000                          1.68000
11/7/2003                           2,000                          1.69000
11/7/2003                           7,300                          1.70000
11/7/2003                           5,000                          1.71000
11/7/2003                           3,000                          1.72000
11/7/2003                           4,000                          1.74000
11/7/2003                           2,000                          1.75000
11/7/2003                           2,000                          1.78000
11/7/2003                           1,700                          2.10000
11/10/2003                          2,085                          1.04000
11/10/2003                          3,500                          1.05000
11/10/2003                          1,000                          1.06240
11/10/2003                            515                          1.08000
11/10/2003                          5,900                          1.08237
11/10/2003                          2,180                          1.09000
11/10/2003                          1,500                          1.10000
11/10/2003                            400                          1.12000
11/10/2003                          1,800                          1.13978
11/10/2003                          2,000                          1.14020
11/10/2003                            200                          1.17000
11/10/2003                         16,820                          1.20000
11/10/2003                         19,200                          1.21000
11/10/2003                          9,000                          1.20656
11/10/2003                         12,000                          1.22000
11/10/2003                          9,900                          1.23000
11/10/2003                          2,000                          1.24000
11/10/2003                          4,000                          1.22075
11/10/2003                          4,000                          1.22500
11/10/2003                          4,200                          1.25000
11/10/2003                          4,000                          1.26000
11/10/2003                          3,300                          1.25424
11/10/2003                            700                          1.31000
11/10/2003                          3,000                          1.32000
11/10/2003                          6,300                          1.33000
11/10/2003                         11,600                          1.34000
11/10/2003                          5,000                          1.32001
11/10/2003                          3,000                          1.34167
11/10/2003                         21,300                          1.35000
11/10/2003                          7,300                          1.36000
11/10/2003                          3,000                          1.36033
11/10/2003                          6,400                          1.37000
11/10/2003                          4,100                          1.38000
11/10/2003                          4,000                          1.40000
11/10/2003                          1,500                          1.41000
11/10/2003                          4,700                          1.42000
11/10/2003                          5,600                          1.43000
11/10/2003                          2,100                          1.44000
11/10/2003                            900                          1.45000